Exhibit 99.2

Opdateret 06-02-2018 Standard form for notification of major holdings % % Total share capi-1 6. Total positions of person(s) subject to the notification obligation: Voting rights: Voting rights attached to shares in % (total of 7.1.A) Voting rights through fi-nancial instruments in % (total of 7.1.B.1 + 7.1.B.2) Total of both in (7.1.A + 7.1.B) Total number of voting rights of issuervi Resulting situation on the date on which threshold was crossed or reached 4.81% 0.04% 4.85% 36,887,952 Positionofprevious notification (if applicable) 5.02% 0.04% 5.06% Share capital: Share capital attached to shares in % (total of 7.2.A) Sharecapitalthrough financial instruments in % (total of 7.2.B.1 + 7.2.B.2) Total of both in (7.2.A + 7.2.B) tal in issuervi Resulting situation on the date on which threshold was crossed or reached 4.81% 0.04% 4.85% 36,887,952 Positionofprevious notification (if applica-ble) 5.02% 0.04% 5.06% 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedi: ZEALAND PHARMA A/S 2. Reason for the notification (please tick the appropriate box or boxes): ☒ An acquisition or disposal of voting rights or share capital ☐ An acquisition or disposal of financial instruments ☐ An event changing the breakdown of voting rights or share capital ☐ Other (please specify)ii: 3. Details of person subject to the notification obligationiii: Name: Wellington Management Group LLP City and country of registered office (if applicable): 280 Congress Street, Boston, MA, 02210 USA 4. Full name of shareholder(s) (if different from 3.)iv: N/A 5. Date on which the threshold was crossed or reachedv: 1st April 2020 NOTIFICATION OF MAJOR HOLDINGS (to be uploaded at http://oasm.finanstilsynet.dk)

7.1. Notified details of the resulting situation on the date on which the threshold was crossed or reached:				
7.1.A: Voting rights attached to shares				
Class/type of shares ISIN code (if possible)	**Number of voting rights**[vii]		**% of voting rights**	
	Direct (Sect. 29 (1) of Securities Trading, etc. Act)	**Indirect** (Sect. 29 (3) of Securities Trading, etc. Act)	**Direct** (Sect. 29 (1) of Securities Trading, etc. Act)	**Indirect** (Sect. 29 (3) of Securities Trading, etc. Act)
DK0060257814		1,777,275		4.81%
SUBTOTAL 7.1.A	1,777,275		4.81%	

7.1.B.1: Financial Instruments according to section 29 (4)(1) of the Securities Trading, etc. Act				
Type of financial instrument	**Expiration date**[viii]	**Exercise/ conversion Period**[ix]	**Number of voting rights that may be acquired if the instrument is exercised/converted.**	**% of voting rights**
		SUBTOTAL 7.1.B.1		

7.1.B.2: Financial Instruments with similar economic effect acc. to Sect. 29 (4)(2) of Securities Trading, etc. Act					
Type of financial instrument	**Expiration date**[viii]	**Exercise/ conversion period**[ix]	**Physical or cash settlement**[x]	**Number of voting rights**	**% of voting rights**
Equity Swap	15 May 2020	21 Aug 2019 - 15 May 2020	Cash settlement	10,364	0.03%
Equity Swap	15 May 2020	05 Oct 2018 - 15 May 2020	Cash settlement	852	0.00%
Equity Swap	05 May 2020	02 Jul 2018 - 05 May 2020	Cash settlement	582	0.00%
Equity Swap	15 May 2020	13 Jul 2018 - 15 May 2020	Cash settlement	528	0.00%
Equity Swap	15 May 2020	05 Apr 2018 - 15 May 2020	Cash settlement	502	0.00%
Equity Swap	15 May 2020	14 Sep 2018 - 15 May 2020	Cash settlement	245	0.00%
Equity Swap	15 May 2020	09 Jul 2018 - 15 May 2020	Cash settlement	212	0.00%
			SUBTOTAL 7.1.B.2	13,285	0.04%

7.2. Notified details of the resulting situation on the date on which the threshold was crossed or reached:

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7.2.A: Share capital attached to shares				
Class/type of shares ISIN code (if possible)	**Number of shares**[vii]		**% of share capital**	
	Direct (Sect. 29 (1) of Securities Trading, etc. Act)	**Indirect** (Sect. 29 (3) of Securities Trading, etc. Act)	**Direct** (Sect. 29 (1) of Securities Trading, etc. Act)	**Indirect** (Sect. 29 (3) of Securities Trading, etc. Act)
DK0060257814		1,777,275		4.81%
SUBTOTAL 7.2.A	1,777,275		4.81%	

7.2.B.1: Financial Instruments according to section 29 (4)(1) of the Securities Trading, etc. Act				
Type of financial instrument	**Expiration date**[viii]	**Exercise/ conversion period**[ix]	**Number of shares that may be acquired if the instrument is exercised/converted.**	**% of share capital**
		SUBTOTAL 7.2.B.1		

7.2.B.2: Financial Instruments with similar economic effect acc. to section 29 (4)(2) of the Securities Trading, etc. Act					
Type of financial instrument	**Expiration date**[viii]	**Exercise/ conversion period**[ix]	**Physical or cash settlement**[x]	**Number of shares**	**% of share capital**
Equity Swap	15 May 2020	21 Aug 2019 - 15 May 2020	Cash settlement	10,364	0.03%
Equity Swap	15 May 2020	05 Oct 2018 - 15 May 2020	Cash settlement	852	0.00%
Equity Swap	05 May 2020	02 Jul 2018 - 05 May 2020	Cash settlement	582	0.00%
Equity Swap	15 May 2020	13 Jul 2018 - 15 May 2020	Cash settlement	528	0.00%
Equity Swap	15 May 2020	05 Apr 2018 - 15 May 2020	Cash settlement	502	0.00%
Equity Swap	15 May 2020	14 Sep 2018 - 15 May 2020	Cash settlement	245	0.00%
			SUBTOTAL 7.2.B.2	13,285	0.04%

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equals or is higher Done at London, UK on 2nd April 2020 4 10. Additional informationxiv: Wellington Management Company LLP is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP which , in turn, is a direct controlled undertaking of Wellington Management Group LLP. Wellington Management International Ltd is a direct controlled undertaking of Wellington Management Global Holdings, Ltd which, in turn is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP which , in turn, is a direct controlled undertaking of Wellington Management Group LLP. 9. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date] 8. Information in relation to the person subject to the notification obligation (please tick the applicable box): ☐ Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxi. ☒ Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxii: Namexiii % of voting rights if it equals or is high-er than the notifia-ble threshold % of voting rights through financial in-struments if it equals or is higher than the notifi-able threshold Total of both if it than the notifiable threshold Wellington Management Group LLP Wellington Group Holdings LLP Wellington Investment Advisors Holdings LLP Wellington Management Company LLP Wellington Management Group LLP Wellington Group Holdings LLP Wellington Investment Advisors Holdings LLP Wellington Management Global Holdings, Ltd. Wellington Management International Ltd

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